MATTRESS FIRM HOLDING CORP.

5815 Gulf Freeway

Houston, Texas 77023

November 15, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Angie Kim

Re:	Mattress Firm Holding Corp.
Registration Statement on Form S-1 (File No. 333-174830)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Mattress Firm Holding Corp., a Delaware corporation (the “Company”), hereby requests that the effective date for the registration statement referred to above (the “Registration Statement”) be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on November 17, 2011, or as soon as possible thereafter.

The Company hereby acknowledges that:

(i)                                    should the Securities and Exchange Commission (the “Commission”) or the staff (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)                                 the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)                              it is the Staff’s position that the Company may not assert Staff comments and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Andrew J. Terry at (312) 845-1265 or Richard Gluckselig at (212) 841-0445, of Ropes & Gray LLP, counsel to the Company, as soon as the Registration Statement has been declared effective.

Very truly yours,

MATTRESS FIRM HOLDING CORP.

By:	/s/ James R. Black
Name:	James R. Black
Title:	Executive Vice President and Chief Financial Officer

[Signature Page to Acceleration Request]